CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Quarter ended April 1, 1995 (Unaudited)
(In thousands)


PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The information included in the foregoing consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

Included in accounts receivable are allowances for doubtful accounts of $2,869 in 1995 and $3,829 at December 31, 1994.

Accumulated depreciation amounted to $90,523 in 1995 and $85,691 at December 31, 1994.

Accumulated amortization of cost in excess of acquired net assets amounted to $7,050 in 1995 and $6,622 at December 31, 1994.

Other current liabilities primarily include customer deposits.

It is suggested that the interim consolidated financial statements be read in conjunction with the consolidated financial statements and notes included in the Company's 1994 Annual Report on Form 10-K.


CAPITAL STOCK

There are 53,361,072 common shares issued at $.10 par value, of which 4,906,483 shares and 4,703,891 shares were held in the treasury at April 1, 1995 and December 31, 1994, respectively.


INVENTORIES

Components of inventories are as follows:
                                   April 1,        Dec. 31,
                                     1995            1994

Finished goods                     $ 99,224        $ 90,386
Work in process                      32,987          32,640
Raw materials and supplies           37,309          34,330

                                   $169,520        $157,356

EARNINGS PER COMMON SHARE

The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.


ACQUISITIONS

In January 1995, the Company acquired the business and certain assets of McNeil Akron Repiquet S.a.r.l. in France at a cost of $4,638. In March 1995, the Company acquired Killion Extruders, Inc. at a cost of $3,995. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of purchase price over fair value of net assets acquired in the amount of $6,896 is being amortized over forty years. The operating results of each acquisition are included in the Consolidated Statements of Earnings since the dates of acquisition.


BUSINESS SEGMENT DATA
                                         Quarter Ended
                                   April 1,        March 26,
                                     1995            1994

SALES
Specialty chemicals                $102,542        $ 95,586
Specialty process equipment
    and controls                     65,651          38,008

                                   $168,193        $133,594

OPERATING PROFIT
Specialty chemicals                $ 15,591        $ 16,078
Specialty process equipment
    and controls                     10,057           6,858
General corporate expense           ( 3,161)        ( 3,282)
                                     22,487          19,654
Interest expense                    ( 1,568)        (   182)
Other income                            228             544

Earnings before income taxes       $ 21,147        $ 20,016